Exhibit 3.69

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:41 PM 10/30/2009
FILED 01:36 PM 10/30/2009
SRV 090978852 - 4748001 FILE

CERTIFICATE OF FORMATION

OF

GEARING HOLDINGS, LLC

Pursuant to 6 Del. C. § 18-201

1.             The name of the limited liability company is Gearing Holdings, LLC.

2.             The address of the registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of the registered agent at such address is The Corporation Trust Company.

3.             The term of the limited liability company shall be perpetual.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 30th day of October, 2009.

/s/ Daniel R. Gross
Daniel R. Gross
Authorized Person